Liquid to Collaborate with YDX, Distribute Games to Arkave VR Arenas

Vancouver, BC - May 09, 2019 - Liquid Media Group Ltd. (the "Company" or "Liquid") (Nasdaq: YVR) is pleased to announce the signing of a collaboration agreement with YDX Innovation Corp. ("YDX") (TSX-V: YDX), which for nearly two decades has been a pioneer in augmented and virtual reality, interactive exhibitions and e-sports.

YDX has eight Arkave Virtual Reality (VR) Arenas ("Arkave VR") in Canada, the United States and Brazil.

YDX recently announced a licensing agreement with The Walt Disney Company Brazil to develop a new Arkave VR Arena experience featuring Disney's iconic intellectual property (IP), Mickey Mouse.

Liquid plans to leverage YDX technology to bring classic and future games to Arkave VR in Canada, the United States and Brazil as well as the Game On Festival experiences, allowing gamers to play their favourite titles in a whole new way. The companies also plan to collaborate on new IP, content, products and technology.

YDX's Arkave VR offers free-roaming, multi-player experiences where gamers can walk around inside a virtual world. It can be installed in family entertainment centres, malls, theme parks and other experiential entertainment destinations.

"Virtual reality is an exciting new way for audiences to fully immerse themselves in the stories they love. Having stepped into the mind-blowing experience that YDX has created at its flagship location in Vancouver's Gastown District, I am extremely proud to join forces and bring highly entertaining Liquid gaming experiences to new audiences in an innovative way," said Joshua Jackson, Chairman of Liquid Media Group.

"We are delighted to be partnering with Liquid Media to bring imaginative new stories and VR gaming experiences to our audiences around the world," said Daniel Japiassu, CEO of YDX. "At the same time, we expect to help create new opportunities for Liquid to monetize its growing IP library."

"The global VR market is expected to reach $44.7 billion by 2024 according to Research and Markets, driven by its use in the gaming and entertainment sectors," said Daniel Cruz, CFO of Liquid. "Given YDX's expertise in e-sports, as evidenced by their upcoming Game On festival, we see tremendous potential in combining forces. The total global e-sports audience is expected to reach 454 million this year, with $1.1 billion in total revenues. We look forward to working together to leverage our complementary capabilities, which we expect will bring considerable value to both companies."

About YDX Innovation

YDX Innovation Corp. (TSX-V: YDX)  is a technology company that develops products and services and is an expert in immersive technologies like augmented and virtual reality, e-sports events and interactive exhibitions.

Currently three companies are part of the YDX Family:

Arkave VR Arena - www.arkavevr.com - a gaming platform that brings the most immersive virtual reality experience to location-based venues with a highly scalable business model.

Arkave VR has a flagship store in Brazil, two arenas in the United States, a flagship store being built in Canada and is being sold through a network of distributors that will focus on the thousands of family entertainment centre's throughout North America, in constant search for innovative attractions.

YDreams Global - www.ydreamsglobal.com - have developed over 1,300 interactive experiences for clients all over the world such as Disney, NBA, Adidas, Cisco, Nokia, Nike, Mercedes Benz, Coca-Cola, Santander, AmBev, Qualcomm, Unilever, City of Rio and Fiat.

YDreams Global has generated over CAD$24 million in revenues in past seven Years.

Game On Festival - www.gameonfestival.com - is a new event under development by YDX that combines e-sports tournaments with a large interactive exhibition about the videogame industry and its history.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company with a strong portfolio of content IP spanning creative industries. Originating in Vancouver's media and entertainment supercluster, Liquid's mission is to empower storytellers worldwide to develop, produce and distribute across channels and platforms. Additional information is available at www.LiquidMediaGroup.co.

Further information:

Daniel Cruz

Liquid Media Group Ltd.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.